Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three and six months ended June 30, 2025. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, and the section in our annual report on Form 20-F/A for the year ended December 31, 2024 titled “Item 3. Key Information—D. Risk Factors.”

Our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025, were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The terms “dollar,” “USD” or “$” refer to U.S. dollars. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “GH Research” or “GH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to GH Research PLC and its consolidated subsidiary.

Overview

We are a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. Our initial focus is on developing our novel and proprietary mebufotenin therapies for the treatment of patients with treatment-resistant depression, or TRD.

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate and GH002, our proprietary intravenous mebufotenin product candidate. While GH001 is currently delivered via a vaporization device produced by a third party, we are developing a proprietary aerosol delivery device, which is currently in clinical investigation in Europe. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen, or IDR, with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102) and have recently completed a randomized, double-blind, placebo-controlled Phase 2b trial in patients with TRD (GH001-TRD-201). Based on observed clinical activity in these clinical trials, we believe that administration of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery–Åsberg Depression Rating Scale, or MADRS, in TRD patients.

We have incurred losses since inception, including losses of $20.1 million for the six months ended June 30, 2025, and losses of $39.0 million and $35.6 million for the years ended December 31, 2024 and 2023, respectively. As of June 30, 2025, we had an accumulated deficit of $126.3 million. We expect to incur significant expenses and operating losses for the foreseeable future as we expand our research and development activities. In addition, our losses from operations may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials, our expenditures on other research and development activities and based on foreign currency translation differences. We anticipate that our expenses will increase significantly in connection with our ongoing activities, if and as we:

•
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for our GH001 and GH002 product candidates for our initial indications and any additional indications;

•
continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001 and GH002 and of the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	initiate and continue research and development, including technical, nonclinical, clinical, and discovery efforts for any future product candidates;
•	seek to identify additional product candidates;

•
seek regulatory approvals for our product candidates GH001 and GH002 including the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, or any other product candidates that successfully complete clinical development;

•	progress any nonclinical programs and any other work that may be required to lift the clinical hold on the study we proposed in our IND for GH001;
•
add operational, financial and management information systems and personnel, including personnel to support our product candidate and device development and help us comply with our obligations as a public company;

•	hire and retain additional personnel, such as clinical, quality control, scientific, commercial, sales, marketing and administrative personnel;
•	continue to prepare, file, prosecute, maintain, protect and enforce our intellectual property rights and claims;
•	establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure in the future to commercialize various products for which we may obtain regulatory approval;
•	comply with ongoing regulatory requirements for products approved for commercial sale, if ever;
•	acquire or in-license other product candidates, medical devices to deliver our product candidates, and other technologies; and
•	incur increased costs as a result of operating as a public company.

In addition, as we progress toward marketing approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of one or more of our product candidates or other research and development initiatives, which could have a material adverse effect on our business, results of operations, and financial condition. We will need to generate significant revenue to achieve profitability, and we may never do so.

We are subject to a number of risks comparable to those of other similar companies, including dependence on key individuals; the need to develop product candidates with the required safety and efficacy profile and which support regulatory approval and are commercially viable; competition from other companies, many of which are larger and better capitalized; and the need to obtain adequate additional financing to fund the development of our product candidates.

Business Updates

GH001 Update

In June 2025, we announced that we submitted a complete response to the previously announced clinical hold on our Investigational New Drug Application (IND) for GH001 with the U.S. Food and Drug Administration (FDA). In July 2025, we received a communication from the FDA in which they requested that we either provide additional data or further justification related to the previously announced respiratory tract histology findings in rats. There are no additional requests related to dog toxicology. There are no device related issues remaining. Engagement with the FDA on our IND complete response is ongoing.

GH001 Administered with Proprietary Aerosol Delivery Device

Our Phase 1 clinical pharmacology trial to evaluate our proprietary aerosol delivery device for administration of GH001 in healthy volunteers (GH001-HV-106) is ongoing in the United Kingdom. This trial is designed to support our global program for GH001, by bridging to the clinical data generated with the commercially available device that we have used in our clinical trials to date.

Final Data from Fully Completed Phase 2b TRD

We recently reported on the full dataset from the Phase 2b clinical trial of GH001 in treatment-resistant depression (TRD) (GH001-TRD-201).

The primary endpoint was met with a highly significant placebo adjusted reduction from baseline of -15.5 points in Montgomery-Åsberg Depression Rating Scale (MADRS) total score on Day 8 (p<0.0001).

The full analysis of the open-label extension (OLE) confirms a 73% remission rate at 6 months with infrequent treatment visits and no mandated psychotherapeutic intervention. GH001 delivered consistent MADRS reduction with re-treatments as needed. 57.5% of patients achieved remission at day 8 and 90% of those were also in remission at month 6.

Safety analysis confirmed that 100% of patients from the double-blind (DB) part continued in the OLE and there were no treatment related serious adverse events across the full 6-month duration of the trial. No treatment-emergent events of suicidal intent or suicidal behavior occurred throughout the 6-month duration of the trial and lower rates of suicidal ideation were observed in comparison to baseline at any timepoint assessed during the study. The psychoactive experience had a median duration of 11 minutes across the DB and OLE parts of the trial.

In May 2025, we attended the American Society of Clinical Psychopharmacology Annual Meeting (ASCP) in Arizona, United States from May 27 – 30. We were accepted for a Pharmaceutical Pipeline Presentation where Professor Michael E. Thase, MD, Professor of Psychiatry, Perelman School of Medicine, University of Pennsylvania presented clinical data from a randomized, double-blind, placebo-controlled Phase 2b clinical trial with GH001 in patients with TRD (GH001-TRD-201). Additionally, two late-breaking posters presenting safety and tolerability data from the double-blind part of the Phase 2b trial in TRD as well as data from a proof-of-concept trial with GH001 in postpartum depression were exhibited.

GH002 Update

We have previously announced the completion of a Phase 1, dose-ranging clinical pharmacology trial of GH002, our proprietary intravenous mebufotenin HBr product candidate, in healthy volunteers.

Top-line results demonstrate that GH002 was well-tolerated with no severe or serious adverse events and produced ultra-rapid psychoactive effects. The pharmacokinetic profile of GH002 was equivalent to that of GH001. We expect to submit an IND with the FDA for GH002 in Q4 2025.

Global Pivotal Program Plans

Pivotal program planning has been ongoing since Q1 2025:

•	We have established a steering committee with key opinion leaders (KOLs) to review Phase 2b results and assist with design of pivotal program;
•	CRO and site selection process is ongoing and we are scaling our team for efficient execution; and
•	We are in the process of getting regulatory input on phase 3 requirements and preparation for end-of-phase 2 meeting is underway.

On that basis, we expect to initiate our global pivotal program in 2026.

Results of Operations

Comparison of the Three months ended June 30, 2025 and 2024

The following table summarizes our results of operations for the three months ended June 30, 2025 and 2024:

	Three months ended June 30
	2025	2024	Change
	(in USD thousands)
Operating Expenses:
Research and development	(8,958)	(9,755)	797
General and administrative	(5,746)	(3,464)	(2,282)
Loss from operations	(14,704)	(13,219)	(1,485)
Net finance income[1]	2,913	2,374	539
Foreign exchange gain	2,502	466	2,036
Loss for the period	(9,289)	(10,379)	1,090
1Net finance income for the three months ended June 30, 2025 and 2024, comprises finance income, finance expense and expected credit losses.

Research and Development Expenses

The following table summarizes our research and development expenses for the three months ended June 30, 2025 and 2024:

	Three months ended June 30
	2025	2024	Change
	(in USD thousands)
External research and development expenses	(6,085)	(7,876)	1,791
Employee expenses[1]	(2,857)	(1,810)	(1,047)
Depreciation	(7)	(5)	(2)
Other expenses	(9)	(64)	55
Research and development	(8,958)	(9,755)	797
1 Includes a share-based compensation expense of $0.8 million and a share-based compensation credit of $0.1 million for the three months ended June 30, 2025 and 2024, respectively.

The following table summarizes our research and development expenses for our product candidates for the three months ended June 30, 2025 and 2024:

	Three months ended June 30
	2025	2024	Change
	(in USD thousands)
GH001	(5,897)	(6,295)	398
GH002	(400)	(570)	170
Related to multiple product candidates and exploratory work for potential future product candidates	(2,661)	(2,890)	229
Research and development	(8,958)	(9,755)	797

Research and development expenses decreased by $0.8 million to $9.0 million for the three months ended June 30, 2025, from $9.8 million for the three months ended June 30, 2024. The decrease is primarily due to decreased expenses relating to clinical development activities including clinical trial expenses and the recognition of a research and development tax credit. These decreases have been partly offset by an increase in technical development expenses and employee expenses.

Research and development expenses for our product candidates will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each candidate.

Research and development expenses relating to GH001 decreased by $0.4 million in the three months ended June 30, 2025, primarily due to a decrease in our clinical development activities including clinical trial expenses and nonclinical activities, partly offset by an increase in technical development expenses.

Research and development expenses relating to GH002 decreased by $0.2 million in the three months ended June 30, 2025, primarily due to a decrease in technical development and clinical trial expenses, partly offset by an increase in nonclinical activities.

Research and development expenses relating to multiple product candidates decreased by $0.2 million in the three months ended June 30, 2025, primarily due to a decrease in clinical development and technical development expenses as well as the recognition of a research and development tax credit, partly offset by an increase in employee expenses.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the three months ended June 30, 2025 and 2024:

	Three months ended June 30
	2025	2024	Change
	(in USD thousands)
External costs	(3,694)	(2,322)	(1,372)
Employee expenses[1]	(1,977)	(1,069)	(908)
Depreciation	(75)	(73)	(2)
General and administrative	(5,746)	(3,464)	(2,282)
1 Includes a share-based compensation expense of $1.0 million and a share-based compensation credit of $8 thousand for the three months ended June 30, 2025 and 2024, respectively.

General and administrative expenses increased by $2.3 million to $5.7 million for the three months ended June 30, 2025, from $3.5 million for the three months ended June 30, 2024. The increase is primarily due to an increase in professional fees and employee expenses in our general and administrative functions to support our growth initiatives.

Net Finance Income

Our net finance income increased to $2.9 million for the three months ended June 30, 2025, from $2.4 million for the three months ended June 30, 2024. The increase is primarily due to an increase in finance income of $0.5 million relating to cash and cash equivalents.

Foreign Exchange Gain

Foreign exchange gain is $2.5 million for the three months ended June 30, 2025, a movement of $2.0 million from a gain of $0.5 million for the three months ended June 30, 2024. This movement is primarily as a result of the translation of our assets and liabilities from their denominated currencies into the functional currency of each entity.

Comparison of the Six months ended June 30, 2025 and 2024

The following table summarizes our results of operations for the six months ended June 30, 2025 and 2024:

	Six months ended June 30
	2025	2024	Change
	(in USD thousands)
Operating Expenses:
Research and development	(16,810)	(18,413)	1,603
General and administrative	(10,626)	(6,334)	(4,292)
Loss from operations	(27,436)	(24,747)	(2,689)
Net finance income[1]	5,475	4,915	560
Foreign exchange gain	1,860	1,787	73
Loss for the period	(20,101)	(18,045)	(2,056)
1Net finance income for the six months ended June 30, 2025 and 2024, comprises finance income, finance expense and expected credit losses.

Research and Development Expenses

The following table summarizes our research and development expenses for the six months ended June 30, 2025 and 2024:

	Six months ended June 30
	2025	2024	Change
	(in USD thousands)
External research and development expenses	(11,507)	(14,923)	3,416
Employee expenses[1]	(5,242)	(3,358)	(1,884)
Depreciation	(13)	(11)	(2)
Other expenses	(48)	(121)	73
Research and development	(16,810)	(18,413)	1,603
1 Includes share-based compensation expense of $1.5 million and $0.1 million for the six months ended June 30, 2025 and 2024, respectively.

The following table summarizes our research and development expenses for our product candidates for the six months ended June 30, 2025 and 2024:

	Six months ended June 30
	2025	2024	Change
	(in USD thousands)
GH001	(10,837)	(12,316)	1,479
GH002	(1,505)	(1,156)	(349)
GH003	-	(18)	18
Related to multiple product candidates and exploratory work for potential future product candidates	(4,468)	(4,923)	455
Research and development	(16,810)	(18,413)	1,603

Research and development expenses decreased by $1.6 million to $16.8 million for the six months ended June 30, 2025, from $18.4 million for the six months ended June 30, 2024. The decrease is primarily due to a decrease in expenses relating to clinical development activities including clinical trial expenses, a decrease in technical development expenses as well as the recognition of a research and development tax credit. These decreases have been partly offset by an increase in nonclinical activities and employee expenses.

Research and development expenses for our product candidates will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each candidate.

Research and development expenses relating to GH001 decreased by $1.5 million in the six months ended June 30, 2025, primarily due to a decrease in expenses related to our clinical development activities including clinical trial expenses, partly offset by a decrease in technical development expenses and nonclinical activities.

Research and development expenses relating to GH002 increased by $0.3 million in the six months ended June 30, 2025, primarily due to an increase in nonclinical activities, partly offset by a decrease in technical development and clinical trial expenses.

Research and development expenses relating to multiple product candidates decreased by $0.5 million in the six months ended June 30, 2025, primarily due to a decrease in technical development expenses as well as the recognition of a research and development tax credit, partly offset by an increase in employee expenses.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the six months ended June 30, 2025, and 2024:

	Six months ended June 30
	2025	2024	Change
	(in USD thousands)
External costs	(6,563)	(4,237)	(2,326)
Employee expenses[1]	(3,918)	(1,950)	(1,968)
Depreciation	(145)	(147)	2
General and administrative	(10,626)	(6,334)	(4,292)
1  Includes share-based compensation expense of $2.0 million and $0.1 million for the six months ended June 30, 2025 and 2024, respectively.

General and administrative expenses increased by $4.3 million to $10.6 million for the six months ended June 30, 2025, from $6.3 million for the six months ended June 30, 2024. The increase is primarily due to an increase in professional fees and employee expenses in our general and administrative functions to support our growth initiatives.

Net Finance Income

Our net finance income increased by $0.6 million for the six months ended June 30, 2025, from $4.9 million for the six months ended June 30, 2024. The increase is primarily due to an increase in finance income of $0.6 million relating to cash, cash equivalents and other financial assets.

Liquidity and Capital Resources
Sources of Liquidity

We have incurred operating losses since inception, and we have not generated any revenue from any product sales or any other sources. We have not yet commercialized any of our product candidates, which are in various phases of technical and clinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We have funded our operations to date primarily through equity financings, including our initial public offering. In February 2025, we completed a public offering in which we issued and sold 10,000,000 ordinary shares at $15.00 per share. The net proceeds of the offering are $139.8 million, after deducting underwriting discounts and directly attributable transaction costs of $10.2 million.

As of June 30, 2025, we had cash, cash equivalents and marketable securities of $308.7 million, compared to cash, cash equivalents, other financial assets and marketable securities of $182.6 million as of December 31, 2024.

We plan to continue to fund our operating and capital funding needs through sales of additional equity or other forms of financing. We may also consider pursuing strategic partnerships for clinical development and commercialization of our product candidates. The sale of additional equity would result in additional dilution to our shareholders.

Cash Flows

The following table provides information regarding our cash flows for the six months ended June 30, 2025 and 2024:

	Six months ended June 30
	2025	2024	Change
	(in USD thousands)
Net cash flows used in operating activities	(17,540)	(19,532)	1,992
Net cash flows from investing activities	27,548	28,520	(972)
Net cash flows from/(used in) financing activities	139,785	(185)	139,970
Net increase in cash and cash equivalents	149,793	8,803	140,990

Net Cash Flows Used in Operating Activities

Net cash flows used in operating activities decreased by $2.0 million to $17.5 million for the six months ended June 30, 2025, from $19.5 million for the six months ended June 30, 2024, due to an increase in loss from operations for the period and movement in working capital.

Net Cash Flows From Investing Activities

Net cash flows from investing activities decreased by $1.0 million to $27.5 million for the six months ended June 30, 2025, from  $28.5 million for the six months ended June 30, 2024, due to a decrease in the proceeds from the redemption of marketable securities partly offset by an increase in the proceeds from the sale of other financial assets.

Net Cash Flows From/(Used in) Financing Activities

Net cash flows from financing activities increased to $139.8 million in the six months ended June 30, 2025, from net cash flows used in financing activities of $0.2 million in the six months ended June 30, 2024. The increase is due to the receipt of proceeds from the public offering which took place during the six months ended June 30, 2025.

Funding Requirements

We expect our expenses to continue to increase substantially in connection with our ongoing research and development activities, particularly as we advance the technical development work, nonclinical studies and clinical trials of our product candidates and the medical devices required to deliver such product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Furthermore, we have incurred and expect to continue to incur additional costs associated with operating as a public company. Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, convertible debt financings, strategic collaborations and licensing arrangements. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Our future capital requirements will depend on many factors, which are outlined in our annual report on Form 20-F/A for the year ended December 31, 2024 and this discussion and analysis. We believe that we have sufficient financial resources available to cover our planned cash outflows for at least the next twelve months.

Critical Accounting Estimates

There have been no material changes to the significant accounting policies and significant judgments and estimates from those referred to in the section in our annual report on Form 20-F/A for the year ended December 31, 2024, titled “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates.”

Emerging Growth Company Status

On April 5, 2012, the Jumpstart our Business Act of 2012 (“JOBS Act”) was enacted. As an emerging growth company, or EGC, we rely on exemptions and reduced reporting requirements under the JOBS Act including exemptions from (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

We will remain classified as an EGC until the earlier of (1) the last day of the fiscal year (i) in which we have total annual gross revenue of $1.235 billion; (ii) following the fifth anniversary of the completion of our initial public offering; or (iii) in which we are deemed to be a “large accelerated filer,” which requires the market value of our ordinary shares that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three-year period.

Recently Issued Accounting Pronouncements

As disclosed in note 2 to our unaudited condensed consolidated interim financial statements, there are no standards that are mandatory for the financial year beginning on January 1, 2025, that are relevant to and have had any material impact on our unaudited condensed consolidated interim financial statements. The review of the impact of new standards on our unaudited condensed consolidated interim financial statements, including IFRS 18 “Presentation and Disclosure in Financial Statements”, which is not yet effective and which has not been early adopted by us is ongoing.

Risk Factors

The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Annual Report on Form 20-F/A for the year ended December 31, 2024. Except as presented below, there have been no material changes in our risk factors since those reported in our Annual Report for the year ended December 31, 2024.

It may take considerable time and expense to resolve the clinical hold that has been placed by the FDA on the study we proposed in our IND for GH001, and no assurance can be given that the FDA will remove the clinical hold, which could have a material adverse effect on our clinical development efforts or could otherwise harm our business, financial condition, results of operation and prospects.

On September 29, 2023, we announced that we were notified by the FDA that the study we proposed in our IND for GH001 has been placed on clinical hold. In October 2023, we received the formal clinical hold letter from the FDA, requesting that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, related to respiratory tract histology findings from a previously completed inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure. On January 10, 2025, we announced the completion of the requested inhalation toxicology studies. On June 20, 2025, we announced that we submitted our complete response to the previously announced clinical hold. In July 2025 we received a response from the FDA following our submission stating that it was maintaining its clinical hold at this time and requesting additional information. We are working to respond to the FDA’s requests, but there are no assurances that the FDA will accept the results of nonclinical studies or other responses (including device design verification information) we may provide, and the FDA may require us to conduct additional nonclinical studies or other work or have additional questions. While we do not believe the respiratory tract histology findings from our completed inhalation toxicology studies in rats to be necessarily predictive of respiratory tract toxicology in other species or humans, we may see similar findings in nonclinical studies completed in other species, if conducted, or even in humans. If the FDA does not accept the results of our nonclinical studies or our conclusions from those studies, disagrees with other responses we may provide, requires us to conduct additional trials or studies and/or finds the device design verification information we provide to be unsatisfactory, it may take a further considerable period of time, the length of which is not certain at this time, and expense for us to fully address the FDA’s concerns. Any such delays and/or increases in expense caused by the additional nonclinical studies or device design verification information we intend to submit could be exacerbated by a need to find, or develop, an alternative device to deliver GH001. Further, comparable foreign regulatory authorities may also have questions or requests or may initiate the equivalent of a clinical hold, in each case prompted by the clinical hold by the FDA or by the nonclinical studies or any other work we may initiate, which may similarly take considerable time and expense for us to address. Even if we are able to fully respond to the FDA’s current concerns, the FDA may subsequently make additional requests that we would need to fulfill prior to the lifting of the clinical hold. It is possible that we will be unable to fully address the FDA’s concerns and, as a result, the clinical hold may never be lifted and we may never be able to initiate clinical trials for GH001 in the United States. It is also possible that the clinical hold may be lifted as to the clinical trial of GH001 we proposed in our IND but that future clinical trials of GH001 or clinical trials of GH002 or other product candidates we propose in future INDs are placed on clinical hold by the FDA. These matters could have a material adverse effect on our clinical development efforts or could otherwise harm our business, financial condition, results of operation and prospects.

We may not be able to submit INDs or IND amendments, or comparable foreign applications, to commence additional clinical trials on the timelines we expect, and even if we are able to do so, the FDA, EMA or comparable foreign regulatory authorities may not permit us to proceed.

In November 2022, we announced that we submitted clinical trial applications in several European countries for a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial of GH001 in TRD (GH001-TRD-201), and in August 2023, we submitted an IND for GH001 with the FDA, with the purpose to initiate a Phase 1 healthy volunteer clinical pharmacology trial, where GH001 is administered using our proprietary aerosol delivery device (GH001-HV-106). We also expect to submit an IND for GH002 with the FDA. However, we may not be able to submit INDs or comparable foreign applications for GH001, GH002 or for our other product candidates, on the timelines we expect. For example, we may experience delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND or a comparable foreign application will result in the FDA, EMA or a comparable foreign regulatory authority allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. For example, we announced in September 2023 that the FDA placed our IND for GH001 on clinical hold and in July 2025 we received a response from the FDA stating that it was maintaining its clinical hold at this time and requesting additional information. See “—It may take considerable time and expense to resolve the clinical hold that has been placed by the FDA on the study we proposed in our IND for GH001, and no assurance can be given that the FDA will remove the clinical hold, which could have a material adverse effect on our clinical development efforts or could otherwise harm our business, financial condition, results of operation and prospects” above for further information on certain of the risks associated with this clinical hold. Additionally, even if such regulatory authorities ultimately agree with the design and implementation of the clinical trials set forth in an IND or in a comparable foreign application, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND, or to comparable existing or new foreign applications. Any failure to submit INDs or comparable foreign applications on the timelines we expect or to obtain permission for our trials to proceed may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

Cautionary Statement Regarding Forward-Looking Statements

This discussion contains statements that are, or may be deemed to be, forward-looking. All statements other than statements of historical fact included in this discussion, including statements regarding the clinical hold on GH001, including plans and expectations for progressing any nonclinical programs and any other work needed to lift the continuing clinical hold and the timing required for the FDA to lift such clinical hold; our plans and expectations with respect to progressing development of GH002 including with respect to the timing, scope and likelihood of IND submission and approval with the FDA; our targets regarding the initiation of our first global pivotal program; our future results of operations and financial position, business strategy, product candidates, medical devices required to deliver these product candidates, research pipeline, ongoing and currently planned nonclinical studies and clinical trials, regulatory submissions and approvals and their effects on our business strategy, our expectations related to commencing trials in the US, research and development costs, cash runway, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “may,” “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will,” “potential” and “ongoing,” among others.

Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “—Risk Factors” herein and the section in our annual report on Form 20-F/A for the year ended December 31, 2024 titled “Item 3. Key Information—D. Risk Factors.” These risks and uncertainties include, among others, factors relating to:

•	the commencement, timing, progress and results of our research and development programs, nonclinical studies and clinical trials;
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the timing, progress and results of developing and conducting clinical trials for our GH001 and GH002 product candidates and the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, for our initial and any additional indications;

•	our efforts to expand into other jurisdictions such as the United States and in the European Union;
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our expectations related to the technical development and expansion of our external manufacturing capabilities for our GH001 and GH002 product candidates as well as the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	our reliance on the success of our GH001 and GH002 product candidates;
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the timing, scope or likelihood of regulatory filings and approvals by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other comparable foreign regulatory authorities, for our GH001 and GH002 product candidates and our initial and any additional indications;

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our expectations related to the clinical hold imposed by the FDA on the study we proposed in our IND for GH001, including our plans and expectations for progressing any nonclinical programs and any other work to lift the clinical hold, the timing required to lift such clinical hold and for discussions with the FDA and the outcomes and resolution of such discussions;

•	our expectations regarding the size of the eligible patient populations for our GH001 and GH002 product candidates, if approved for commercial use;
•	our ability to identify third-party clinical trial sites to conduct trials and our ability to identify and train appropriately qualified therapists to administer our investigational therapy;
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the effect of pandemics, such as the COVID-19 pandemic, epidemics, outbreaks of an infectious disease or similar events on aspects of our business or operations, including delays in the regulatory approval process, contracting with clinical trial sites and engaging in clinical trials;

•	our ability to implement our business model and our strategic plans for our business and GH001 and GH002 product candidates;
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our ability to identify, develop or acquire and obtain approval by the FDA, EMA or other comparable foreign regulatory authorities of medical devices required to deliver our GH001 and GH002 product candidates, such as our proprietary aerosol delivery device for GH001;

•	our commercialization and marketing capabilities and strategy;

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the effects of undesirable clinical trial outcomes and potential adverse public perception regarding the use of mebufotenin and psychedelics generally on the regulatory approval process and future development of our product;

•	the pricing, coverage and reimbursement of our GH001 and GH002 product candidates, if approved;
•	the scalability and commercial viability of our manufacturing methods and processes;
•	the rate and degree of market acceptance and clinical utility of our GH001 and GH002 product candidates;
•	our reliance on third-party suppliers for our nonclinical study and clinical trial drug substance and product candidate supplies, as well as key raw materials used in our manufacturing processes;
•	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;
•	our expectations regarding potential benefits of our GH001 and GH002 product candidates and our approach generally;
•	our expectations around regulatory development paths and with respect to Controlled Substances Act, or CSA, classification;
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the scope of protection we and any current or future licensors or collaboration partners are able to establish and maintain for intellectual property rights covering our GH001 and GH002 product candidates;

•	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;
•	our ability to protect our intellectual property rights, including enforcing and defending intellectual property-related claims;
•	regulatory developments in the United States, under the laws and regulations of the European Union and other jurisdictions;
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continuing inflation, imposition of tariffs, interest rates and foreign currency exchange rates, disruptions in global supply chains and labor markets, and geopolitical risks and global hostilities, including any direct or indirect economic impacts resulting from Russia’s invasion of Ukraine, the ongoing military conflict between Israel and Hamas and any resulting conflicts in the region, tariff and trade wars, or increased tensions between China and Taiwan;

•	developments and projections relating to our competitors and our industry;
•	our ability to maintain an effective system of internal control over financial reporting;
•	the amount of time that our existing cash, cash equivalents, other financial assets and marketable securities will be sufficient to fund our operations and capital expenditures;
•	our estimates regarding expenses, capital requirements and needs for additional financing;
•	our ability to effectively manage our anticipated growth;
•	our ability to attract and retain qualified employees and key personnel;
•	whether we are classified as a passive foreign investment company for current and future periods;
•	our expectations regarding the time during which we will be an EGC under the JOBS Act and as a foreign private issuer;
•	the future trading price of the ordinary shares and impact of securities analysts’ reports on these prices; and
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other risks and uncertainties, including those listed under “—Risk Factors” herein and “Item 3. Key Information—D. Risk Factors” in our annual report on Form 20-F/A for the year ended December 31, 2024.

These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the section titled “—Risk Factors” herein and the sections in our annual report on Form 20-F/A for the year ended December 31, 2024, titled “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in our annual report and this discussion. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.